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Exhibit 99.2

The Thomson Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per common share amounts)	2006	2005 (note 8)	2006	2005 (note 8)

Revenues	2,430	2,304	6,431	6,039
Cost of sales, selling, marketing, general and administrative expenses	(1,632)	(1,556)	(4,735)	(4,463)
Depreciation	(174)	(166)	(474)	(451)
Amortization	(75)	(66)	(226)	(225)

Operating profit	549	516	996	900
Net other (expense) income (note 6)	(5)	(17)	36	(14)
Net interest expense and other financing costs	(60)	(59)	(169)	(169)
Income taxes (note 7)	(96)	(141)	(122)	(48)

Earnings from continuing operations	388	299	741	669
Earnings (loss) from discontinued operations, net of tax (note 8)	31	10	(12)	15

Net earnings	419	309	729	684
Dividends declared on preference shares	(1)	(1)	(4)	(3)

Earnings attributable to common shares	418	308	725	681

Earnings per common share (note 10):
Basic and diluted earnings per common share:
From continuing operations	$0.60	$0.46	$1.14	$1.02
From discontinued operations	$0.05	$0.01	($0.02)	$0.02

Basic and diluted earnings per common share	$0.65	$0.47	$1.12	$1.04

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	September 30, 2006	December 31, 2005 (note 8)

Assets
Cash and cash equivalents	491	407
Accounts receivable, net of allowances	1,654	1,639
Inventories	323	314
Prepaid expenses and other current assets	363	316
Deferred income taxes	248	248
Current assets of discontinued operations (note 8)	72	86

Current assets	3,151	3,010
Computer hardware and other property, net	711	757
Computer software, net	733	743
Identifiable intangible assets, net	4,348	4,386
Goodwill	9,299	8,891
Other non-current assets	1,406	1,374
Non-current assets of discontinued operations (note 8)	128	277

Total assets	19,776	19,438

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	519	191
Accounts payable and accruals	1,501	1,686
Deferred revenue	1,019	994
Current portion of long-term debt	276	98
Current liabilities of discontinued operations (note 8)	109	139

Current liabilities	3,424	3,108
Long-term debt	3,785	3,983
Other non-current liabilities	824	812
Deferred income taxes	1,530	1,536
Non-current liabilities of discontinued operations (note 8)	20	36

Total liabilities	9,583	9,475

Shareholders' equity
Capital	2,768	2,726
Retained earnings	6,970	6,992
Accumulated other comprehensive income	455	245

Total shareholders' equity	10,193	9,963

Total liabilities and shareholders' equity	19,776	19,438

Contingencies (note 12)

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2006	2005 (note 8)	2006	2005 (note 8)

Cash provided by (used in):
Operating activities
Net earnings	419	309	729	684
Remove loss (earnings) from discontinued operations	(31)	(10)	12	(15)
Add back (deduct) items not involving cash:
Depreciation (note 15)	174	166	474	451
Amortization	75	66	226	225
Net gains on disposals of businesses and investments (note 6)	—	(4)	(44)	(5)
Loss from redemption of debt securities (notes 6 & 14)	—	23	—	23
Deferred income taxes	(8)	23	(3)	26
Other, net	61	43	208	11
Voluntary pension contribution	—	(11)	(5)	(11)
Changes in working capital and other items (note 15)	(67)	(71)	(270)	(214)
Cash provided by operating activities — discontinued operations (note 8)	10	6	2	25

Net cash provided by operating activities	633	540	1,329	1,200

Investing activities
Acquisitions, less cash therein (note 13)	(225)	(149)	(443)	(245)
Proceeds from disposals	—	3	60	4
Capital expenditures, less proceeds from disposals	(155)	(135)	(395)	(389)
Other investing activities	(14)	(11)	(39)	(25)
Capital expenditures of discontinued operations (note 8)	(2)	(3)	(5)	(8)
Proceeds from (income taxes paid on) disposal of discontinued operations (note 8)	86	—	105	(105)
Cash used in investing activities — discontinued operations (note 8)	—	(3)	—	(3)

Net cash used in investing activities	(310)	(298)	(717)	(771)

Financing activities
Proceeds from debt offerings (note 14)	—	400	—	400
Repayments of debt (note 14)	—	(411)	(73)	(556)
Net borrowings of short-term loan facilities	143	129	299	289
Repurchase of common shares (note 9)	(67)	(84)	(358)	(129)
Dividends paid on preference shares	(1)	(1)	(4)	(3)
Dividends paid on common shares	(138)	(128)	(415)	(378)
Premium on bond redemption	—	(22)	—	(22)
Other financing activities	5	10	21	23

Net cash used in financing activities	(58)	(107)	(530)	(376)

Translation adjustments	2	(2)	2	(7)

Increase in cash and cash equivalents	267	133	84	46
Cash and cash equivalents at beginning of period	224	318	407	405

Cash and cash equivalents at end of period	491	451	491	451

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 4)	—	—	—	—	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				729	—	729	729
Unrecognized net gain on cash flow hedges				—	11	11	11
Foreign currency translation adjustments				—	167	167	167
Net gain reclassified to income				—	(19)	(19)	(19)

Comprehensive income				729	159	888	888
Dividends declared on preference shares	—	—	—	(4)	—	(4)	(4)
Dividends declared on common shares	—	—	—	(425)	—	(425)	(425)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	10	—	10	—	—	—	10
Repurchase of common shares (note 9)	(36)	—	(36)	(322)	—	(322)	(358)
Effect of stock compensation plans	37	31	68	—	—	—	68

Balance, September 30, 2006	2,610	158	2,768	6,970	455	7,425	10,193

	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2004	2,588	108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings				684	—	684	684
Foreign currency translation adjustments				—	(185)	(185)	(185)

Comprehensive income				684	(185)	499	499
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares	—	—	—	(387)	—	(387)	(387)
Common shares issued under DRIP	9	—	9	—	—	—	9
Repurchase of common shares	(14)	—	(14)	(115)	—	(115)	(129)
Effect of stock compensation plans	20	17	37	—	—	—	37

Balance, September 30, 2005	2,603	125	2,728	6,987	273	7,260	9,988

*
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005, as set out in the Company's 2005 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2005, except as explained in note 4.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2005 have been reclassified to conform to the current period's presentation. Specifically, the consolidated statement of earnings for the prior period reflects the reclassification of "Equity in net earnings (losses) of associates" to "Net other income." Additionally, certain costs incurred by Thomson Learning and Thomson Scientific & Healthcare in the first quarter of 2006 in connection with the Company's THOMSONplus program were reclassified to Corporate and Other in the Company's segment results. See notes 5 and 17.

Note 3: Seasonality

Typically, a much greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

  •
  an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  a reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

  •
  an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and,

  •
  a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the three-month period ended September 30, 2006, a net increase of $13 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was less than $1 million. The net increase in fair value in the period of fair value hedges and the related hedged items of $10 million was reflected in "Prepaid expenses and other current assets," "Current portion of long-term debt," "Other non-current assets" and "Long-term debt."

During the nine-month period ended September 30, 2006, a net increase of $11 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was $2 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $4 million was reflected in "Prepaid expenses and other current assets," "Current portion of long-term debt," "Other non-current assets" and "Long-term debt."

As of September 30, 2006, approximately $2 million of net deferred gains in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following twelve months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized over a period of up to nine years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company's consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company's financial statements for any period in 2006.

Note 5: THOMSONplus Program

In the second quarter of 2006, the Company formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for the Company's businesses by:

  •
  Streamlining and consolidating certain functions such as finance, accounting and business systems;

  •
  Leveraging infrastructure and technology for customer contact centers;

  •
  Establishing low-cost shared service centers;

  •
  Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

  •
  Re-engineering certain product development and production functions and realigning particular sales forces within the Company's business segments.

To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to consulting services, technology and restructuring costs. The Company anticipates that approximately 20% to 30% of these expenses will be for severance, lease terminations and other restructuring costs. Because THOMSONplus is a corporate program, expenses associated with it will be reported within the Corporate and Other segment.

For the three-month and nine-month periods ended September 30, 2006, the Company incurred $13 million and $38 million, respectively, of expenses associated with THOMSONplus, which were reported within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings. These expenses primarily related to consulting services, but also included severance and losses on vacated leased properties. Additionally, for the nine-month period of 2006, expenses included approximately $3 million and $2 million of charges previously reported in the Thomson Learning and Thomson Scientific & Healthcare segments, respectively, in the first quarter of 2006. These charges primarily related to the consolidation of certain production, sales and operations functions and reflected vacated leased properties and severance. The Company's segment results for the first quarter of 2006 have been reclassified to reflect this presentation.

For the nine months ended September 30, 2006, the Company recorded $13 million of expenses associated with the restructuring activities of the THOMSONplus program. The liabilities associated with these restructuring activities were not material as of September 30, 2006.

Note 6: Net Other (Expense) Income

During the period, Net Other (Expense) Income includes:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Net gains on disposals of businesses and investments	—	4	44	5
Equity in net earnings of associates	—	2	1	4
Loss from redemption of debt securities	—	(23)	—	(23)
Other expense	(5)	—	(9)	—

Net other (expense) income	(5)	(17)	36	(14)

Net gains on disposals of businesses and investments

For the nine months ended September 30, 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on sale of an equity investment.

Loss from redemption of debt securities

In August and September 2005, the Company recognized a loss associated with the redemption of two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 14.

Other expense

For the three and nine months ended September 30, 2006, other expense primarily related to an accrual established for litigation associated with an equity investment.

Note 7: Income Taxes

In the nine months ended September 2005, the Company recognized a tax benefit of $137 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

Note 8: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated offerings of Thomson.

In the first nine months of 2006, the Company approved plans to dispose of the following businesses:

  •
  Within the Legal & Regulatory segment, the Company approved plans to dispose of IOB, a Brazilian regulatory business, Lawpoint Pty Limited, an Australian provider of print and online legal information services, and Law Manager, Inc., a software and services provider. The sales of Law Manager and Lawpoint were completed in April and June 2006, respectively.

  •
  Within the Learning segment, the Company approved plans to dispose of Peterson's, a college preparatory guide, the North American operations of Thomson Education Direct, a consumer-based distance learning career school and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. The Company recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. The sales of Peterson's and K.G. Saur were completed in July and August 2006, respectively.

  •
  Within the Scientific & Healthcare segment, the Company approved plans to dispose of businesses that comprise Thomson Medical Education, a provider of sponsored medical education.

In December 2005, the Company approved the plan to dispose of American Health Consultants ("AHC"). AHC is a provider of medical education and publisher of medical newsletters, and was managed within Thomson Scientific & Healthcare. The sale of AHC was completed in August 2006.

For the nine-month period ended September 2006, discontinued operations includes a gain of $21 million associated with currency translation adjustments on disposals which were released from "Accumulated other comprehensive income" in the consolidated balance sheet.

In the nine-month periods ended September 2006 and 2005, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in "Other" below.

Balance Sheet

	September 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Total

Current assets:
Accounts receivable, net of allowances	11	1	45	57
Other current assets	5	7	3	15

Total current assets	16	8	48	72

Non-current assets:
Computer hardware and other property	7	8	7	22
Computer software	2	2	—	4
Identifiable intangible assets	14	6	13	33
Goodwill	4	47	17	68
Other non-current assets	1	—	—	1

Total non-current assets	28	63	37	128

Current liabilities:
Accounts payable and accruals	6	8	22	36
Deferred revenue	27	14	17	58
Other current liabilities	15	—	—	15

Total current liabilities	48	22	39	109

Non-current liabilities:
Other non-current liabilities	4	2	2	8
Deferred income taxes	5	—	7	12

Total non-current liabilities	9	2	9	20

	December 31, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Total

Current assets:
Accounts receivable, net of allowances	18	15	32	65
Other current assets	4	14	3	21

Total current assets	22	29	35	86

Non-current assets:
Computer hardware and other property	8	7	8	23
Computer software	2	4	—	6
Identifiable intangible assets	25	57	16	98
Goodwill	10	99	25	134
Other non-current assets	2	12	2	16

Total non-current assets	47	179	51	277

Current liabilities:
Accounts payable and accruals	9	17	22	48
Deferred revenue	24	27	28	79
Other current liabilities	12	—	—	12

Total current liabilities	45	44	50	139

Non-current liabilities:
Other non-current liabilities	5	3	3	11
Deferred income taxes	5	15	5	25

Total non-current liabilities	10	18	8	36

	Three months ended September 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	10	24	27	—	61

Earnings (loss) from discontinued operations before income taxes	(1)	5	6	—	10
Gain (loss) on sale of discontinued operations	—	4	40	—	44
Income taxes	—	(5)	(19)	1	(23)

Earnings (loss) from discontinued operations	(1)	4	27	1	31

	Three months ended September 30, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	21	34	32	—	87

Earnings (loss) from discontinued operations before income taxes	(1)	1	6	—	6
Income taxes	—	(1)	(2)	7	4

Earnings (loss) from discontinued operations	(1)	—	4	7	10

	Nine months ended September 30, 2006
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	51	89	85	—	225

Earnings (loss) from discontinued operations before income taxes	(6)	(60)	16	—	(50)
Gain (loss) on sale of discontinued operations	5	4	40	(1)	48
Income taxes	4	2	(22)	6	(10)

Earnings (loss) from discontinued operations	3	(54)	34	5	(12)

	Nine months ended September 30, 2005
	Legal & Regulatory	Learning	Scientific & Healthcare	Other	Total

Revenues from discontinued operations	59	104	97	—	260

Earnings (loss) from discontinued operations before income taxes	(5)	(1)	18	—	12
Income taxes	—	(2)	(6)	11	3

Earnings (loss) from discontinued operations	(5)	(3)	12	11	15

Proceeds from (income taxes paid on) disposals of discontinued operations within the consolidated statement of cash flow in the nine months ended September 30, 2006 represent cash received from the sale of Lawpoint, Law Manager, Peterson's, K.G. Saur and AHC. The cash outflow from discontinued operations within the consolidated statement of cash flow in the nine months ended September 30, 2005 represent taxes paid related to the 2004 sale of Thomson Media.

Note 9: Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first program, which terminated on May 4, 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.

In May 2006, Thomson renewed its normal course issuer bid. Under this second program, the Company may purchase up to an additional 15 million of its common shares, which will be cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Through September 30, 2006, the Company repurchased approximately 3.4 million shares, at an average price per share of $39.58, under this second program.

For the nine-month period ended September 30, 2006, the Company repurchased a combined total of approximately 9.4 million common shares for approximately $358 million, representing an average cost per share of $38.18. Of the $358 million, $36 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $322 million was charged to retained earnings.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Note 10: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Earnings from continuing operations	388	299	741	669
Dividends declared on preference shares	(1)	(1)	(4)	(3)

Earnings from continuing operations attributable to common shares	387	298	737	666

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Weighted average number of common shares outstanding	641,691,386	653,818,898	644,349,186	654,724,898
Vested deferred share units	692,703	585,180	651,383	566,226

Basic	642,384,089	654,404,078	645,000,569	655,291,124
Effect of stock and other incentive plans	2,035,097	1,297,151	1,734,142	861,460

Diluted	644,419,186	655,701,229	646,734,711	656,152,584

Note 11: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans
	Three months ended September 30,
	2006	2005	2006	2005

Current service cost	16	13	1	—
Interest cost	36	32	2	3
Expected return on plan assets	(40)	(38)	—	—
Amortization of net transition asset	—	(1)	—	—
Amortization of net actuarial losses	13	8	1	1
Amortization of prior service cost	—	1	—	—

Net defined benefit plan expense	25	15	4	4

	Pensions		Other post-retirement plans
	Nine months ended September 30,
	2006	2005	2006	2005

Current service cost	47	40	2	1
Interest cost	104	97	7	7
Expected return on plan assets	(116)	(115)	—	—
Amortization of net transition asset	—	(1)	—	—
Amortization of net actuarial losses	40	25	3	2
Amortization of prior service cost	1	2	—	—

Net defined benefit plan expense	76	48	12	10

Note 12: Contingencies

As previously disclosed, the Company is a defendant in separate lawsuits involving its BAR/BRI business, which is part of Thomson Legal & Regulatory. The matters that it previously disclosed are captioned Rodriguez v. West Publishing Corp. and Kaplan Inc. and Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc. Each alleges violations of U.S. federal antitrust laws. In May 2006, the U.S. District Court for the Central District of California granted class certification for the Rodriguez case and trial is scheduled to begin in February 2007. Class action status has not yet been granted in the Park matter, which was filed in the U.S. District Court for the Southern District of New York. In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in all of these cases.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in the notes to the Company's financial statements for the year ended December 31, 2005. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described above and in the notes to its financial statements for the year ended December 31, 2005, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with its legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, taken as a whole.

Note 13: Acquisitions

The number of transactions completed during the three-month and nine-month periods ended September 30, 2006 and 2005 and the related cash consideration were as follows:

Number of transactions	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Businesses and identifiable intangible assets acquired	12	8	29	25
Contingent consideration payment — TradeWeb LLC	1	1	1	1
Investments in businesses	—	1	1	1

Cash consideration	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Businesses and identifiable intangible assets acquired	175	96	391	192
Contingent consideration payment — TradeWeb LLC	50	50	50	50
Investments in businesses	—	3	2	3

Total acquisitions	225	149	443	245

Included in these acquisitions was the purchase of Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions in March 2006, MercuryMD, Inc., a provider of mobile information systems serving the healthcare market in May 2006 and LiveNote Technologies, a provider of transcript and evidence management software in September 2006.

The value of goodwill and identifiable intangible assets acquired in connection with the businesses and identifiable intangible assets acquired is detailed below.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Goodwill	61	51	225	79
Identifiable intangible assets with finite lives	118	55	170	120

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the nine-month period ended

September 30, 2006, the majority of the acquired goodwill is not deductible for tax purposes (2005 — deductible). Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Additionally, during the three-month and nine-month periods ended September 30, 2006, the Company paid approximately $50 million for the second contingent earnout payment related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The offset to this earnout payment was an increase to goodwill.

Note 14: Long Term Debt

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in "Net other (expense) income" in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.

In addition to the early redemption of debt, in September 2005, the Company also repaid US$75 million of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.

Note 15: Supplemental Cash Flow Information

The following sets forth the components of depreciation expense:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Computer hardware and other property	60	56	179	174
Capitalized software for internal use	74	69	218	205
Pre-publication costs	40	41	77	72

	174	166	474	451

Details of "Changes in working capital and other items" are:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Accounts receivable	(202)	(172)	24	96
Inventories	26	13	(4)	(17)
Prepaid expenses and other current assets	24	19	16	4
Accounts payable and accruals	97	96	(255)	(168)
Deferred revenue	(71)	(95)	(28)	(79)
Income taxes	72	87	(6)	16
Other	(13)	(19)	(17)	(66)

	(67)	(71)	(270)	(214)

Non-cash transactions

In the nine months ended September 30, 2006, the Company issued 552,987 shares to employees in connection with the employee stock purchase plan ("ESPP") initiated in October 2005. This issuance settled the liability for accumulated payroll deductions.

Note 16: Related Party Transactions

As at September 30, 2006, The Woodbridge Company Limited ("Woodbridge") and its affiliates together beneficially owned approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2005, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's defined benefit pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2005, these premiums were approximately $45,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company has an agreement with Woodbridge under its directors' and officers' insurance policy whereby Woodbridge will indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When the Company initially signed the contract, it expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a ten year period. In 2005, Thomson paid Hewitt $5 million for its services. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

Note 17: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Reportable Segments

	Three months ended September 30, 2006		Three months ended September 30, 2005
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal & Regulatory	903	278	843	249
Learning	794	250	776	246
Financial	505	97	475	85
Scientific & Healthcare	233	49	216	41

Segment totals	2,435	674	2,310	621
Corporate and other[1]	—	(50)	—	(39)
Eliminations	(5)	—	(6)	—

Total	2,430	624	2,304	582

	Nine months ended September 30, 2006		Nine months ended September 30, 2005
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal & Regulatory	2,658	759	2,458	677
Learning	1,632	216	1,561	208
Financial	1,489	268	1,403	225
Scientific & Healthcare	669	127	633	110

Segment totals	6,448	1,370	6,055	1,220
Corporate and other[1]	—	(148)	—	(95)
Eliminations	(17)	—	(16)	—

Total	6,431	1,222	6,039	1,125

(1)
Corporate and other includes corporate costs and certain costs associated with the Company's stock compensation plans. Beginning in 2006, costs associated with the Company's THOMSONplus program are included within Corporate and other. For the nine-month period of 2006, included within Corporate and other were approximately $3 million and $2 million of THOMSONplus charges previously reported in Thomson Learning and Thomson Scientific & Healthcare, respectively, in the first quarter of 2006. These charges primarily related to the consolidation of certain production, sales and operations functions and reflected losses on vacated leased property and severance. See Note 5 for further information on THOMSONplus.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Segment operating profit	624	582	1,222	1,125
Less: Amortization	(75)	(66)	(226)	(225)

Operating profit	549	516	996	900

Note 18: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences within the statement of earnings between Canadian and U.S. GAAP.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Net earnings under Canadian GAAP	419	309	729	684
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	6	4	14	12
Derivative instruments and hedging activities	1	1	3	3
Income taxes	3	20	(23)	(23)

Net income under U.S. GAAP	429	334	723	676

Earnings under U.S. GAAP from continuing operations	396	324	733	661
Earnings (loss) under U.S. GAAP from discontinued operations	33	10	(10)	15

Net income under U.S. GAAP	429	334	723	676

Basic earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.61	$0.50	$ 1.13	$1.01
Discontinued operations, net of tax	$0.06	$0.01	$(0.02)	$0.02

Basic earnings per common share[1]	$0.67	$0.51	$ 1.11	$1.03

Diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.61	$0.50	$ 1.13	$1.01
Discontinued operations, net of tax	$0.05	$0.01	$(0.02)	$0.02

Diluted earnings per common share[1]	$0.66	$0.51	$ 1.11	$1.03

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares.

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("FAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 4.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged.

The reconciling items subsequent to that date relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

In June 2006, the Financial Accounting Standards Board (FASB) in the United States issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. At this time, the CICA has indicated that Canadian GAAP will not seek to conform to the exact guidance mandated in FIN 48. Therefore, future differences may exist between Canadian and U.S. GAAP for the accounting for uncertain tax positions. The Company is currently assessing the impact of FIN 48 on its results under U.S. GAAP.

The income tax adjustment consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Additional provision due to different accounting principles described above	5	23	(18)	(18)
Tax effect of U.S. GAAP pre-tax reconciling items	(2)	(3)	(5)	(5)

Total income taxes per reconciliation	3	20	(23)	(23)

Employee Future Benefits

In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 32(R) ("FAS 158"). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. FAS 158 requires prospective application, and the recognition and disclosure requirements are effective for the Company's year ending December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company's year ending December 31, 2007. The Company is currently evaluating the impact of FAS 158 on its financial statement disclosures under U.S. GAAP for the year ending December 31, 2006.

Under the provisions of FAS 158 treatment, the Company's reported financial position as of December 31, 2005 under U.S. GAAP would have reflected an increase in net pension related liabilities of $574 million, a decrease in net deferred tax liabilities of $207 million and a decrease in shareholders' equity, reflected in accumulated other comprehensive income, of $367 million. There would have been no impact to reported earnings.

Note 19: Subsequent Events

In October 2006, Thomson announced a realignment of the Company into six new segments effective January 1, 2007. These six segments will be North American Legal, Financial, Scientific, International Legal & Regulatory, Tax & Accounting, and

Healthcare. The Company intends to divest the entirety of its Thomson Learning businesses via three separate sales processes: the sale of NETg, a corporate education and training business; the sale of Prometric, a provider of technology-driven assessment and testing services; and the sale of Thomson's higher education, careers, and library reference businesses.

In October 2006, Thomson announced an agreement to sell NETg to SkillSoft PLC for $285 million, subject to certain adjustments at closing. Under the terms of the acquisition agreement, SkillSoft expects to pay the Company at least $216 million in cash. The remaining consideration is to be paid to the Company either through the issuance of 11.1 million SkillSoft American Depositary Shares ("ADSs") valued at $6.24 per ADS, or in cash raised by SkillSoft through equity financing. SkillSoft has agreed to use commercially reasonable efforts to pursue such equity financing. This sale is expected to be completed in the second quarter of 2007.

Also, in October 2006, the Company announced that it completed the acquisition of Solucient, LLC, an advanced healthcare analytics and information company. Solucient will become part of the Medstat business within the Thomson Scientific & Healthcare group.

THE THOMSON CORPORATION
Metro Center
One Station Place
Stamford, Connecticut 06902
United States
tel 203.539.8000

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
tel 416.360.8700

www.thomson.com

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  Exhibit 99.2
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS